Pruco Life Insurance Company

INDEXED ACCOUNT RIDER

Rider Description

This rider adds an indexed account option to your contract. The indexed account allocation option provides a rate of interest that is tied to the performance of an external index. The indexed account allocation option is subject to the provisions of this rider and the rest of your contract. There is no charge for this rider.

Net Premium Allocations

You may elect to allocate all or a portion of your net premiums to the indexed account. The initial allocation is shown in your contract data pages. On the tenth day following your receipt of your contract, the portion of the amount allocated to the indexed account will be transferred to the fixed holding account. Changes may subsequently be made to your allocation instructions in accordance with the provisions of your contract.

Fixed Holding Account

A new indexed account segment (also referred to herein as a “segment”) is created each time a transfer is made into the indexed account. Net premiums allocated to the indexed account, or funds requested to be transferred to the indexed account, will be temporarily deposited into the fixed holding account on the effective date of the payment or requested transfer, prior to being transferred to such new indexed account segment. Other transactions that may result in funds being deposited into the fixed holding account are loan repayments, interest credits accrued on outstanding loans, reinstatement payments and application of the persistency credit. Additionally, any portion of a maturing indexed account segment allocated to the indexed account will also be deposited into the fixed holding account on the applicable segment maturity date. Premiums may not be allocated to the fixed holding account, as it is only intended to hold funds temporarily that are being allocated, or requested to be transferred, to the indexed account. Transfers out of the fixed holding account (with the exception of automatic monthly transfers to the indexed account) may be made only with our consent. Funds may be deducted from the fixed holding account to pay monthly charges, withdrawals or loans (see Effect of the Rider on Policy Provisions).

Indexed Account

Amounts in the indexed account are credited with interest as described in your contract data pages. When an indexed account segment matures, such indexed account segment will be credited with index interest determined using index values as described below. The value of the indexed account equals the sum of the values in each of the indexed account's segments applicable to your contract. The index for the indexed account is shown in your contract data pages.

Transfers to the Indexed Account

On each transfer date, the amount transferred into a new indexed account segment will be determined as the sum of: A) the current value in the fixed holding account (including any interest earned) plus B) the designated transfer amount (see Designated Transfers for additional details). However, we reserve the right to retain funds in the fixed holding account that were deposited fewer than two business days prior to a transfer date, until the following transfer date. We also reserve the right to delay the election of, or changes to, any designated transfer or maturing segment allocation instructions that are received later than two business days prior to a transfer date, until the following transfer date.

Transfers from the Indexed Account

Other than maturing indexed account segments, transfers out of the indexed account will not be permitted (see Indexed Account Segments).

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Indexed Account Segments

A new indexed account segment is created each time a transfer is made into the indexed account. The segment start date is the date on which this transfer occurs. Each indexed account segment will mature on the indexed account segment maturity date described in your contract data pages.

On the segment maturity date, index interest is credited as described in your contract data pages. The final value at segment maturity after index interest is credited is then allocated according to the provided maturing segment allocation instructions. You can submit maturing segment allocation instructions that will direct the proceeds of a maturing indexed account segment into your chosen account(s), including the fixed rate options, the indexed account, or variable investment options. You may only select up to five options in your maturing segment allocation instructions. Allocation instructions must be in whole percentages with the total adding up to 100%. The maximum amount that can be allocated to the variable investment options is 25% of the maturing indexed account segment allocation amount; however, that percentage may be increased subject to our approval. Unless maturing segment allocation instructions are provided within the required timeframe (see Transfers to the Indexed Account), maturing indexed account segment values will be allocated to a new segment in the indexed account. If your contract lapses or terminates before the indexed account segment maturity date, no index interest will be credited.

Index Value

The index value on any date is the published value of the index, excluding any dividends that may be paid by the firms that comprise the index, as of the close of business on that date. If there is no published closing value for the index on a segment start date or a segment maturity date, we will use the most recently published closing value for the index.

Transfer Dates

Transfer dates are described in your contract data pages. Indexed account segments may be created only on transfer dates. No transfers may be made out of an indexed account segment prior to the indexed account segment maturity date.

Participation Rate

The participation rate is used in determining index interest for each indexed account segment. The guaranteed minimum participation rate for the indexed account is shown in your contract data pages. We will determine the participation rate for each segment in advance. Once an indexed account segment is created, its participation rate will not change. The participation rate applicable for any future indexed account segment may change at our discretion. The participation rate for each segment will not be lower than the guaranteed minimum participation rate shown in your contract data pages for the indexed account.

Index Growth Floor

The index growth floor is used in determining index interest for each indexed account segment. The guaranteed minimum index growth floor for the indexed account is shown in your contract data pages. This rate is credited daily to each indexed account segment. We will determine the index growth floor for each segment in advance. Once an indexed account segment is created, its index growth floor will not change. The index growth floor applicable for any future indexed account segment may change at our discretion. The index growth floor for each segment will not be lower than the guaranteed minimum index growth floor for the indexed account.

Index Growth Cap

The index growth cap is used in determining index interest for each indexed account segment. The guaranteed minimum index growth cap for the indexed account is shown in your contract data pages. We will determine the index growth cap for each segment in advance. Once an indexed account segment is created, its index growth cap will not change. The index growth cap applicable for any future indexed account segment may change at our discretion. The index growth cap for each segment will not be lower than the guaranteed minimum index growth cap for the indexed account.

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Index Interest

Index interest will be credited on each indexed account segment maturity date using the indexed account segment's average daily value as of the segment maturity date, the index value on the segment's start date, the index value on the segment's maturity date, the participation rate, the index growth floor, the guaranteed minimum index growth floor, and the index growth cap. The method we use to compute the indexed account's average daily segment value and index interest are shown in your contract data pages.

Discontinuation of or Substantial Change to an Index

If the index described in your contract data pages is discontinued or if the index calculation is substantially changed, we reserve the right to substitute a comparable index subject to our discretion and approval by the Interstate Insurance Product Regulation Commission. Prior to the use of such substitute index, we will notify you and any assignee of record of the substitution.

We reserve the right to withdraw or close the indexed account if it is determined that the indexed account is subject to registration under the Securities Act of 1933, or for any other reason in our sole discretion. Upon withdrawal or closure of the indexed account, no new transfers to the indexed account will be allowed. We will require that you update your premium allocation and maturing segment allocation instructions to eliminate any future allocation to the indexed account, and designated transfer instructions will be cancelled. If the indexed account is withdrawn or closed, we will notify you and any assignee of record.

Designated Transfers

You may elect to designate a specific dollar amount as a monthly designated transfer from the fixed rate option to the indexed account. If on any such transfer date, the value of the fixed rate option is less than the designated transfer amount, we will transfer the entire amount in the fixed rate option.

You may elect to add, change or discontinue the designated transfer allocation instructions at any time. We reserve the right to delay the election of, or changes to, any designated transfer allocation instructions that are received later than two business days prior to a transfer date, until the following transfer date. If new designated transfer allocation instructions are received while existing instructions are in place, the new instructions will cancel and replace the existing instructions.

The designated transfers will terminate at the earliest of the following:

1.the date on which the designated transfer allocation instructions are cancelled by you;
2.the date on which the number of months has elapsed that is equal to the number of transfers specified by you in your current designated transfer instructions; or

3.	on a future date requested by you.

EFFECT OF THE RIDER ON POLICY PROVISIONS

Deductions From the Contract Fund

Charges and withdrawals deducted from the contract fund are described under Adjustments to the Contract Fund, Decrease in Basic Insurance Amount, Cost of Insurance, Changing the Type of Death Benefit, and Withdrawals provisions in your contract. Deductions will be taken proportionately from the fixed rate options and variable investment options, then from the fixed holding account, and then from the indexed account. If indexed account funds are needed to cover deductions, they will be deducted from the most recently created indexed account segment first, and then if deductions remain, they will be taken from the next most recently created indexed account segment, and so on.

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Effect on Contract Fund for Loans

If a loan is requested, the amounts will be deducted as follows: First, proportionately from the fixed rate options and variable investment options based on the loanable value in each option; then from the fixed holding account; and then from the most recently created indexed account segments. When a loan causes a reduction in the value of an indexed account segment, we reserve the right to initiate a transfer restriction period (see Transfer Restriction Period). A deduction from an indexed account segment due solely to an increase in the loan amount as a result of unpaid interest added to the outstanding loan will not trigger the start of a transfer restriction period.

Transfer Restriction Period

We reserve the right to initiate a transfer restriction period whenever a loan causes a reduction in value of an indexed account segment. The transfer restriction period is a 12-month period when no portion of premiums may be allocated to the indexed account. No transfers from the variable investment or fixed options will be permitted into the indexed account, and designated transfers will be cancelled. This period begins on the date any portion of a loan causes a reduction in the value of an indexed account segment, except to the extent such reduction is solely due to unpaid interest on the applicable loan. When the transfer restriction period ends, you will again be permitted to allocate premiums to, and transfer funds into the indexed account, and you may provide new designated transfer instructions.

GENERAL PROVISIONS

Elements Subject to Change

Subject to any guarantees shown in your contract data pages, we have the right to set and to change from time to time the following elements used in calculating index interest for the indexed account: participation rates, index growth floors, and index growth caps. We will not change the index elements more frequently than once per month. Any setting of, or changes to any element described above will take into consideration one or more factors including, but not limited to expenses, investment earnings, and profit. Changes will be based on our future expectations with respect to any one or more of the factors we use to determine such changes. Any changes in index elements will be on a class basis as we determine, and such changes may increase or decrease the index interest for future indexed account segments. All changes will be determined only prospectively.

Reinstatement

If this rider is in effect when your contract has lapsed, this rider may be reinstated when your contract is reinstated. The reinstatement will be subject to all the terms and conditions of reinstatement in your contract to which this rider is attached.

Termination

This rider will end on the earliest of:

1.	The date the grace period ends if your contract is in default;

2.	The date of the Insured's death; or

3.	The date your contract ends under the Right to Cancel, Surrender, or Change in Plan provisions.

This rider is attached to and made part of the contract on the contract date. The rider provisions apply in lieu of any policy provisions to the contrary.

Pruco Life Insurance Company,

By
Secretary

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